EXHIBIT 21

Subsidiaries of River Valley Bancorp

Name	Jurisdiction of Incorporation
River Valley Financial Bank	Federal
Madison First Service Corporation	Indiana
River Valley Statutory Trust I	Connecticut
RVFB Investments, Inc.	Nevada
RVFB Holdings, Inc.	Nevada
RVFB Portfolio, LLC	Nevada